United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:
KRAFT FOODS GROUP, INC.

2.	Name of person relying on exemption:
THE HUMANE SOCIETY OF THE UNITED STATES

3.	Address of person relying on exemption:
2100 L Street, NW
Washington, DC 20037

4.	Written materials:
The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made in the interest of public disclosure and consideration of these important issues.

March 18, 2015

Dear Fellow Kraft Shareholders,

In just the last year alone, Nestle, Kellogg, Aramark, Sodexo, Compass Group and Starbucks have announced policies to switch to 100% cage-free eggs—adding to the chorus of voices from within the food sector about the need to switch to cage-free eggs. Kraft has no such policy and, by indefinitely allowing its egg suppliers to confine hens in cages, is exposing its company and investors to risks.

Some of those risks pertain to food safety.  As a headline from the industry publication World Poultry made clear: “Salmonella thrives in cage housing.”1 Just some examples of the published, scientific findings showing higher rates of Salmonella in egg facilities using cages than in those without include:

•	3500% greater odds of Salmonella in operations caging hens.2
•	Up to 2500% greater odds in operations caging hens.3
•	2000% greater odds of Salmonella shedding in caged flocks.4
•	Up to 2000% greater odds in operations caging hens.5
•	1000% greater odds [PPT] of Salmonella in operations caging hens.6
•	700% greater odds in operations caging hens.7
•	600% greater odds in operations caging hens.8
•	470% greater odds in operations caging hens.9
•	300% greater odds in caged hens.10
•	300% greater odds in operations caging hens.11
•	290% greater odds in operations caging hens.12
•	280% greater odds in operations caging hens.13
•	90% greater odds in caged hens.14
•	70% greater odds in operations caging hens.15
•	26% greater odds in caged hens.16

While these studies evaluate Salmonella at the production level, every study ever published comparing risk at the consumer level has tied Salmonella infection to cage egg consumption: A prospective case-control study published in the American Journal of Epidemiology found that people who recently ate eggs from caged hens had 200% greater odds of being sickened by Salmonella17, for example, and a study in Epidemiology and Infection found nearly 500% lower odds of Salmonella poisoning in consumers who chose eggs from free-range hens18.

Even pasteurized egg products are at risk. As the U.S. Department of Agriculture concludes in its report, Evaluating the Effectiveness of Pasteurization for Reducing Human Illness from Salmonella in Egg Products: “It is reasonable to assume that people become exposed to Salmonella by consuming pasteurized egg products…”19

These risks are especially pertinent to Kraft. Just this month, the company had to recall nearly a quarter million cases of Kraft Macaroni & Cheese dinners over food safety concerns.20 In 2010, Food Safety News reported that Kraft workers received bribes from a tomato company that was “was willfully selling impure foods,” including those which contained “mold levels in excess of thresholds established by FDA.”21 In 2010, Kraft recalled nearly 8,000 cases of its iconic Kraft Singles cheese following a food safety scare.22 The list goes on: multiple brands of cottage cheeses23, taco shells24, Velveeta25 and other Kraft products have faced recalls over food safety concerns.

While our shareholder proposal does not ask Kraft to change its policy on perpetually allowing cages in its egg supply, it does ask the company to disclose what risks that confinement poses. Food safety concerns represent just some of the potential risks; others include animal cruelty concerns.

Tellingly, Northern Trust—a top ten Kraft shareholder— states that it “votes for proposals” like this one “requesting increased disclosure or reporting regarding animal treatment issues that may impact a company’s operations and products.”26

And for good reason: Even isolated instances of animal cruelty can impact a company. For example:

•	SeaWorld’s share value has dropped nearly 60% since the release of the film Blackfish, which focuses on animal cruelty in just some aspects of that company’s operations.27
•	In 2011, The Wall Street Journal reported that one video showing animal cruelty at one cattle operation in Texas pushed futures down by a full 1.3%.28
•	Just one video showing abuse at a California cattle company resulted in the biggest meat recall in American history as well as a $500 million settlement against that company.29

So it make sense that, as the World Bank’s International Finance Corporation reports, “In the case of animal welfare, failure to keep pace with changing consumer expectations and market opportunities could put companies and their investors at a competitive disadvantage.”30

And indeed, Kraft has failed to keep pace on the issue confining hens in cages.  As the president of the United Egg Producers (the industry’s chief trade association, representing over 80% of all American egg farming) has made clear: “Consumers don’t think that a…cage the size of a podium for two years is enough. It isn’t enough. It’s ridiculous.”31

Major news publications agree. As the New York Times editorialized: “There is no justification…for the abusive practice of confining animals in spaces barely larger than the volume of their bodies. Animals with more space are healthier, and they are no less productive. Industrial confinement is cruel and senseless and will turn out to be, we hope, a relatively short-lived anomaly in modern farming.”32

To keep pace with these attitudes, other major food companies—including several of Kraft’s largest competitors—have announced that they’ll eliminate cage confinement of hens from their egg supply chains. A few examples of the companies switching to 100% cage-free eggs include:

•	Unilever: “We aim to move to 100% cage-free eggs for all our products.”33
•	Heinz: “Heinz has made a commitment to source our eggs from cage-free chickens.”34
•	Nestle: “We will…eliminate…for poultry and eggs: cage systems.”35
•	Kellogg: “[We will begin using cage-free eggs] as a first step in the journey away from cages…”36
•	Burger King: “[Burger King] pledges to use 100% cage-free eggs by 2017.”37
•	Sodexo: “[Sodexo] will…extend its previous commitments to source all of its shell eggs from cage-free systems by now moving to source all of its liquid eggs solely from cage-free hens.”38

•	Aramark: “Work is underway to strengthen our animal welfare commitment by expanding our cage-free egg purchasing to include all liquid, pre-cracked eggs.”39
•
Starbucks: “Our current areas of focus include…phasing out gestation crates for pigs and cages for chickens. Specifically, our priority is to ensure offer food made with ingredients such as cage-free eggs…”40

•
Compass Group: “In a landmark move in 2007, Compass Group implemented a monumental new policy [to switch to cage-free eggs]. By 2010, we had purchased 91.8 million cage-free shell eggs, which supports 353,000 chickens living in cage-free settings.”41 And, “Compass Group USA, the leading foodservice management and support services company, is proud to announce a major policy expansion to its already existing cage-free shell egg policy to include the purchase of liquid eggs from cage-free sources by the end of 2019.”42

•	Marriott: “Marriott International cares deeply about animal welfare and environmental sustainability, which is why we’re so committed to seeing an end to…cages for hens.”43
•	Dunkin Donuts: “Dunkin’ Donuts…today announced that it will begin switching to cage-free eggs in its breakfast sandwiches.”44

Considering all this information—what damage animal welfare concerns can pose to a company, the food safety risks that accompany using eggs from caged hens, and beyond—it’s no surprise that so many food companies are moving toward cage-free eggs. And that movement away from these cages will only continue growing.

If Kraft is going to indefinitely allow its egg suppliers to confine hens in cages, we believe it is in shareholders’ best interest for the Company to at least make transparent what risks such a policy poses. We urge shareholders to support the modest proposal that appears on Kraft’s 2015 proxy, which simply requests such disclosure.

Thank you for your time and attention. We hope you will vote FOR the shareholder proposal on the Company’s proxy statement. Please feel free to reach out should have any questions.

Sincerely,
Matthew Prescott
Senior Food Policy Director
mprescott@humanesociety.org, (240) 620-4432

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy and the registrants will not accept proxies if sent. The registrants urge shareholders to vote for the proposals discussed in this communication following the instruction provided on the management’s proxy mailing.  The cost of this communication is being borne entirely by the registrants.

PLEASE NOTE: The HSUS is not asking for and cannot accept your proxy card. Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.

CITATIONS:

1www.worldpoultry.net/Breeders/General/2010/5/Salmonella-thrives-in-cage-housing-WP007481W/
2www.birdflubook.org/resources/Huneau-Salaun_2009_PVM_89_51.pdf
3www.efsa.europa.eu/en/efsajournal/doc/97r.pdf
4www.birdflubook.org/resources/VanHoorebeke_2010_94_94.pdf
5www.birdflubook.org/resources/Namata_2008_PVM_83_323.pdf
6www.safehouse-project.eu/vars/fichiers/pub_defaut/Schulz_Salmonella_ISAH%202009.ppt
7www.birdflubook.org/resources/Snow_2010_VR_166_579.pdf
8food.dtu.dk/Fejl/404?item=%2fadmin%2fpublic%2fdwsdownload&user=extranet%5cAnonymous&site=foedevareinstituttetDK
9www.birdflubook.org/resources/Snow_2007_VR_161_471.pdf
10www.birdflubook.org/resources/VanHoorebeke_2010_PS_89_1315.pdf
11www.birdflubook.org/resources/Mahe_2008_PVM_84_11.pdf
12www.birdflubook.org/resources/Much_2007_AL_58_225.pdf
13www.birdflubook.org/resources/Methner_2006_BMTW_119_467.pdf
14www.jstage.jst.go.jp/article/jpsa/45/3/227/_pdf
15www.ages.at/dvg-tagung08/Vortraege/04_Kaesbohrer.PDF
16www.birdflubook.org/resources/Green_2009_JAPR_18_605.pdf
17aje.oxfordjournals.org/content/156/7/654.full.pdf+html
18www.ncbi.nlm.nih.gov/pmc/articles/PMC2869886/pdf/12403103.pdf
19www.ncbi.nlm.nih.gov/pubmed/18260816
20 www.huffingtonpost.com/2015/03/17/kraft-recall_n_6889386.html
21www.foodsafetynews.com/2010/02/ten-years-of-bribery-and-bad-tomatos/#.VP2oC_nF98E
22www.foodsafetynews.com/2014/08/kraft-recalls-some-american-singles-for-potential-problems-related-to-storage-temperature/#.VP2ovvnF98E
23http://ir.kraftfoodsgroup.com/releasedetail.cfm?ReleaseID=848618
24www.wsj.com/articles/SB969926831433365974
25www.fda.gov/Safety/Recalls/ucm402337.htm
26www.northerntrust.com/documents/white-papers/mutual-funds/individual/nt_proxypolicy.pdf?bc=23775401
27 www.washingtonpost.com/blogs/wonkblog/wp/2014/12/12/chart-what-the-documentary-blackfish-has-done-to-seaworld/
28 www.wsj.com/articles/SB10001424052748704658704576275091620222926
29 http://nypost.com/2012/11/16/500m-settlement-reached-in-slaughterhouse-abuse-case-that-led-to-biggest-meat-recall-in-us-history/
30www.ifc.org/wps/wcm/connect/7ce6d2804885589a80bcd26a6515bb18/AnimalWelfare_GPN.pdf?MOD=AJPERES
31 Egg Industry magazine. September 2012, pp. 12. “Selling the hen welfare agreement to customers, to press.”
32 www.nytimes.com/2010/07/12/opinion/12mon4.html?_r=0
33 www.unilever.com/sustainable-living-2014/reducing-environmental-impact/sustainable-sourcing/cage-free-eggs-and-sustainable-dairy/
34 www.heinz.com/sustainability/supplychain/sustainable-sourcing.aspx
35 www.nestle.com/asset-library/documents/creating%20shared%20value/rural_development/nestle-commitment-farm-animal-welfare.pdf
36 http://newsroom.kelloggcompany.com/download/Animal+Welfare.pdf
37 http://usatoday30.usatoday.com/money/industries/food/story/2012-04-25/burger-king-pigs-eggs-cage-free/54534572/1
38 http://sodexousa.com/usen/media/press-releases/2015/animal_welfare_policy.aspx
39 www.aramark.com/PressRoom/PressReleases/Cage-Free-Eggs-March-2015.aspx
40 http://globalassets.starbucks.com/assets/313ef95924754048b3ca8cea3cc2ff90.pdf
41 http://compass-usa.com/Pages/CageFree.aspx
42 www.prnewswire.com/news-releases/compass-group-expands-cage-free-policy-to-include-liquid-eggs-300050919.html
43 www.humanesociety.org/news/press_releases/2013/01/marriott-international-animal-confinement-policy-12213.html
44 http://news.dunkindonuts.com/news/dunkin-donuts-announces-shift-to-eggs-from-cage-free-hens-and-commitment-to-eliminate-gestation-crates-from-its-supply-chain